

Mail Stop 4561

June 3, 2010

Dayong Sun
Chief Executive Officer
Kama Resources Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

> **Re: Kama Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 27, 2010**
> **File No. 333-164206**

Dear Mr. Sun:

  This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard we note the absence of the period required to be included in the interim financial statements. Specifically, the interim Statements of Operations and Cash Flows do not comply with the presentation requirements in Rule 8-03 of Regulation S-X. Additionally, we note errors in the Statement of Changes in Stockholders' Equity such that it does not reconcile to the Balance Sheet. Please amend the financial statements included in this registration statement accordingly and provide an updated consent from your auditor.

  You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

  Please submit a substantive amendment to correct the deficiency or a request for withdrawal of the filing.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 if you have questions. If you need further assistance you may call the undersigned at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (604) 468-3880
        David Wong
        Fusion Business Group